SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that its subsidiary Eletrosul Centrais Elétricas S/A ("Eletrosul"), will call an Extraordinary General Meeting to deliberate on the exchange of Eletrosul shares in the special purpose companie ("SPE") Chuí Holding S/A for shares of Brasil Energia Renovável (FIP) / Brave Winds in the SPEs Santa Vitória do Palmar Holding S/A and Livramento Holding S/A.

The above-mentioned share exchange will occur jointly and concomitantly to the AFACs’ capitalization made by the SPEs’ partners.

After the AFACs’ capitalization and the exchange of shares, Eletrosul's equity interest will increase from 49% (forty nine percent) to 78% (seventy eight percent) in Chuí Holding S/A and Santa Vitória do Palmar Holding S/A and from 52.5% (fifty two point five percent) to 74.8% (seventy four point eight percent) in Livramento Holding S/A.

The shares of Chuí Holding S/A and Santa Vitória do Palmar Holding S/A are part of the assets that will be transferred to Eletrobras in order to promote the discharge of Eletrosul's debts with Eletrobras, according to the Market Announcement dated May 12, 2017.

The Company informs that the above-mentioned operation still depends on approval by Eletrobras holding company and it is conditioned to obtaining the necessary regulatory and governmental approvals, in addition to the approval of the financing agents of those projects.

Rio de Janeiro, September 29, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.